Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position (unaudited)

($ United States millions)	Notes	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$64	$92
Accounts receivable	2a	458	398
Unbilled revenue	2b	160	157
Energy infrastructure (“EI”) assets - finance leases receivable	3b	59	49
Inventories	4	329	258
Inventories - work-in-progress ("WIP") related to EI assets - finance leases receivable	4	2	35
Income taxes receivable		8	3
Derivative financial instruments		1	-
Prepayments		46	49
Total current assets		1,127	1,041
Unbilled revenue	2b	1	2
Property, plant and equipment ("PP&E")		100	96
EI assets - operating leases	3a	688	713
EI assets - finance leases receivable	3b	191	189
Lease right-of-use assets		62	58
Deferred tax assets		22	24
Intangible assets		31	37
Goodwill		428	422
Other assets	5	205	209
Total assets		$2,855	$2,791
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$471	$413
Provisions		17	22
Income taxes payable		51	79
Deferred revenue	6	347	375
Lease liabilities		22	22
Derivative financial instruments		1	-
Total current liabilities		909	911
Deferred revenue	6	15	11
Long-term debt	7	648	708
Lease liabilities		51	47
Deferred tax liabilities		46	48
Other liabilities		31	17
Total liabilities		$1,700	$1,742
Shareholders’ equity
Share capital	8	$499	$505
Contributed surplus	9	664	678
Retained earnings		191	80
Accumulated other comprehensive loss		(199)	(214)
Total shareholders’ equity		1,155	1,049
Total liabilities and shareholders’ equity		$2,855	$2,791

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-1

Interim Condensed Consolidated Statements of Earnings and Comprehensive Income (Loss) (unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ United States millions, except per share amounts)	Notes	2025	2024	2025	2024
Revenue	10,12	$777	$601	$1,944	$1,853
Cost of goods sold ("COGS")	12	605	460	1,505	1,489
Gross margin		172	141	439	364
Selling, general and administrative expenses ("SG&A")	11,12	71	82	189	235
Foreign exchange ("FX") (gain) loss		(1)	2	1	6
Operating income		102	57	249	123
Equity earnings and impairment of associates and joint ventures	5	(4)	-	(3)	-
(Loss) on financial instruments		-	(2)	(2)	(10)
Unrealized gain (loss) on redemption options		(16)	19	(4)	19
Earnings before finance costs and income taxes (“EBIT”)		82	74	240	132
Net finance costs	13	20	23	61	72
Earnings before income taxes (“EBT”)		62	51	179	60
Current income taxes		20	24	56	60
Deferred income taxes		5	(3)	2	(17)
Income taxes		25	21	58	43
Net earnings		$37	$30	$121	$17

Other comprehensive income (loss)
Items that may be reclassified to profit or loss in subsequent periods:
Change in fair value of derivatives designated as cash- flow hedges, net of income tax recovery		(1)	-	(1)	-
(Gain) loss on derivatives designated as cash flow hedges transferred to net earnings, net of income tax expense		-	-	-	1
Unrealized gain (loss) on translation of foreign- denominated debt		(10)	8	22	(13)
Unrealized gain (loss) on translation of financial statements of foreign operations		12	(2)	(6)	4
Other comprehensive income (loss)		1	6	15	(8)
Total comprehensive income		$38	$36	$136	$9

Earnings per share – basic		$0.30	$0.24	$0.98	$0.14
Earnings per share – diluted		$0.30	$0.24	$0.98	$0.14

Weighted average number of shares outstanding – basic		122,252,809	124,044,811	123,218,877	124,005,873
Weighted average number of shares outstanding – diluted		122,363,450	124,155,265	123,403,977	124,109,107

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2 Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ United States millions)	Notes	2025	2024	2025	2024
Operating Activities
Net earnings		$37	$30	$121	$17
Items not requiring cash and cash equivalents:
Depreciation and amortization		40	48	121	140
Equity earnings and impairment of associates and joint ventures	5	4	-	3	-
Deferred income taxes		5	(3)	2	(17)
Share-based compensation expense	11	11	5	11	13
Loss on financial instruments		-	2	2	10
Unrealized (gain) loss on redemption options		16	(19)	4	(19)
Impairment of EI assets	3a	2	-	2	-
		115	63	266	144
Net change in working capital and other	15	(41)	35	(100)	67
Cash provided by operating activities		$74	$98	$166	$211

Investing Activities
Additions to:
PP&E		$(6)	$(4)	$(14)	$(11)
EI assets - operating leases	3a	(27)	(12)	(67)	(32)
Intangible assets		-	-	-	(1)
Proceeds on disposal of:
PP&E		1	-	1	-
EI assets - operating leases		6	1	19	3
Net proceeds (purchases) of financial instruments		3	(2)	(2)	1
Net change in working capital associated with investing activities		(7)	2	(3)	1
Cash used in investing activities		$(30)	$(15)	$(66)	$(39)
Financing Activities
Net repayment of the Revolving Credit Facility	7	$(33)	$(107)	$(75)	$(17)
Repayment of the Term Loan		-	-	-	(130)
Lease liability principal repayment		(5)	(5)	(16)	(15)
Dividends		(3)	(2)	(13)	(7)
Stock option exercises		1	-	2	1
Shares repurchased - NCIB	8, 9	(8)	-	(22)	-
Deferred transaction costs		(2)	-	(2)	(1)
Cash used in financing activities		$(50)	$(114)	$(126)	$(169)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		$(1)	$-	$(2)	$(3)
Decrease in cash and cash equivalents		(7)	(31)	(28)	-
Cash and cash equivalents, beginning of period		71	126	92	95
Cash and cash equivalents, end of period		$64	$95	$64	$95

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

				Accumulated other comprehensive losses
($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Total
At January 1, 2025	$505	$678	$80	$(214)	$-	$1,049
Net earnings	-	-	121	-	-	121
Other comprehensive income (loss)	-	-	-	16	(1)	15
Effect of stock option plans	3	(1)	-	-	-	2
Shares repurchased - NCIB	(9)	(13)	-	-	-	(22)
Dividends	-	-	(10)	-	-	(10)
At September 30, 2025	$499	$664	$191	$(198)	$(1)	$1,155
At January 1, 2024	$504	$678	$58	$(185)	$(1)	$1,054
Net earnings	-	-	17	-	-	17
Other comprehensive income (loss)	-	-	-	(9)	1	(8)
Effect of stock option plans	1	-	-	-	-	1
Dividends	-	-	(7)	-	-	(7)
At September 30, 2024	$505	$678	$68	$(194)	$-	$1,057

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4 Interim Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated

Financial Statements (unaudited)

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Summary of Material Accounting Policies

(a)
Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements and were approved and authorized for issue by the Board of Directors (the “Board”) on November 5, 2025.

(b)
Basis of Presentation and Measurement

The Financial Statements for the three and nine months ended September 30, 2025 and 2024 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2024. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Preparation of these Financial Statements requires Management to make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market, could materially impact customer and supplier arrangements, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates, and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in United States dollars ("USD"), Enerflex Ltd. ("Enerflex" or the "Company") presentation currency, rounded to the nearest million except per share amounts or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates. The Financial Statements are prepared on a going concern basis under the historical cost basis with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2024, except for the change as per note 1(c) below.

(c)
Change in Accounting Policies
i.
Amendments to Current Accounting Policies

IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

In August 2023, the IASB issued amendments to IAS 21 which specify how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions.

F-5

An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendment is effective for annual periods beginning on or after January 1, 2025, and has been adopted by the Company. There was no adjustment that resulted from its adoption on January 1, 2025.

Note 2. Accounts Receivable and Unbilled Revenue

(a) Accounts Receivable

Accounts receivable consisted of the following:

	September 30, 2025	December 31, 2024

Trade receivables	$453	$400

Less: allowance for doubtful accounts	(10)	(11)

Trade receivables, net	$443	$389

Other receivables	15	9

Accounts receivable	$458	$398

Aging of trade receivables:

	September 30, 2025	December 31, 2024

Current to 90 days	$370	$308

Over 90 days	83	92

Trade receivables	$453	$400

(b) Unbilled Revenue

Movement in Unbilled Revenue was as follows:

	Nine months ended	Twelve months ended
	September 30, 2025	December 31, 2024
Opening balance	$159	$309
Unbilled revenue recognized	566	766
Amounts billed	(565)	(753)
Transfer to other assets	-	(161)
Currency translation effects	1	(2)
Closing balance	$161	$159

Current unbilled revenue	$160	$157
Non-current unbilled revenue	1	2
Total unbilled revenue	$161	$159

F-6 Notes to the Interim Condensed Consolidated Financial Statements

Note 3. Energy Infrastructure Assets

The Company’s EI assets are comprised of Build-Own-Operate-Maintain (“BOOM”) assets and contract compression assets which are leased to client partners. At the inception of a lease contract, all leases are classified as either an operating lease or a finance lease in accordance with IFRS.

(a)
EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of these assets are generally between five and 30 years.

A reconciliation of the changes in the carrying amount of EI assets is as follows:

	Nine months ended	Twelve months ended
	September 30, 2025	December 31, 2024
Cost
Balance, January 1	$1,059	$1,142
Additions	67	59
Reclassification	(2)	-
Disposals[1]	(23)	(119)
Currency translation effects	14	(23)
Total cost	$1,115	$1,059
Accumulated depreciation
Balance, January 1	$(346)	$(278)
Depreciation charge	(82)	(111)
Impairment	(2)	(1)
Disposals[1]	14	27
Currency translation effects	(11)	17
Total accumulated depreciation	$(427)	$(346)
Net book value	$688	$713

1 During the three months ended March 31, 2024, disposals include reclassification of a BOOM asset from an operating to a finance lease as a result of a contract modification.

Depreciation of EI assets - operating leases included in COGS for the three and nine months ended September 30, 2025, was $27 million and $82 million (September 30, 2024 - $29 million and $85 million).

Impairment of EI assets - operating leases included in COGS for the three and nine months ended September 30, 2025, was $2 million and $2 million (September 30, 2024 - nil and less than $1 million).

During the three and nine months ended September 30, 2025, the Company recognized $49 million and $149 million of revenue related to operating leases in its Latin America (“LATAM”) and Eastern Hemisphere (“EH”) segments (September 30, 2024 – $59 million and $170 million), and $39 million and $113 million of revenue related to its North America (“NAM”) contract compression fleet (September 30, 2024 – $36 million and $107 million).

A summary of the carrying amount of EI assets by reporting segment is as follows:

EI assets - operating leases	September 30, 2025	December 31, 2024
NAM	$302	$286
LATAM	169	185
EH	217	242
Closing balance	$688	$713

F-7

(b)
EI Assets - Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs in the following circumstances: ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The majority of Enerflex's finance leases, which are primarily attributable to the EH reporting segment, have an initial term ranging from five to 10 years.

A summary of the gross and present value of future lease payments to be received under the Company's finance leases is shown below:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Less than one year	$62	$49	$59	$49
Between one and five years	211	188	169	145
Greater than five years	39	54	22	44
	$312	$291	$250	$238
Less: Unearned interest revenue	(62)	(53)	-	-
Closing balance	$250	$238	$250	$238

	Nine months ended	Twelve months ended
	September 30, 2025	December 31, 2024
Opening balance	$238	$204
Additions[1]	38	87
Interest revenue	14	22
Payments (principal and interest)	(40)	(73)
Other	-	(2)
Closing balance	$250	$238

1During the three months ended March 31, 2024, additions included the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

The Company recognized non-cash selling profit related to the commencement of finance leases of $14 million for the three and nine months ended September 30, 2025 (September 30, 2024 – nil and $3 million).

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At September 30, 2025, the average interest rate was 7.6% per annum (December 31, 2024 – 7.6%). The finance leases receivable at the end of the reporting period were neither past due nor impaired.

F-8 Notes to the Interim Condensed Consolidated Financial Statements

Note 4. Inventories

Inventories consisted of the following:

	September 30, 2025	December 31, 2024
Direct materials	$135	$85
Repair and distribution parts	95	94
Work-in-progress	82	62
Equipment	17	17
Total inventories	$329	$258

	September 30, 2025	December 31, 2024
WIP related to EI assets - finance leases receivable	$2	$35

COGS includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to consolidated statements of earnings and included in COGS for three and nine months ended September 30, 2025 was less than $1 million and $2 million (September 30, 2024 - less than $1 million and $1 million).

The cost related to construction of EI assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service, it is classified to COGS.

Note 5. Other Assets

Other assets consisted of the following:

	September 30, 2025	December 31, 2024
Project asset	$161	$161
Investment in associates and joint ventures (a)	25	26
Redemption option	13	17
Prepaid deposits	6	5
Total other assets	$205	$209

(a) During the three and nine months ended September 30, 2025, the Company recognized less than $1 million and $1 million in equity earnings from associates and joint ventures (September 30, 2024 - less than $1 million and loss of less than $1 million). During the three and nine months ended September 30, 2025, the Company recognized a $4 million impairment of its investment in associates and joint ventures (September 30, 2024 - nil).

Note 6. Deferred Revenue

Changes in deferred revenue were as follows:

	Nine months ended	Twelve months ended
	September 30, 2025	December 31, 2024

Opening balance	$386	$319

Cash received in advance of revenue recognition	492	1,067

Revenue subsequently recognized	(517)	(996)

Currency translation effects	1	(4)

Closing balance	$362	$386

Current deferred revenue	$347	$375

Non-current deferred revenue	15	11

Deferred revenue	$362	$386

F-9

Note 7. Long-Term Debt

Long-term debt comprised of USD denominated Senior Secured Notes (the "Notes") and the three-year secured revolving credit facility (“RCF”) with both USD and Canadian dollar ("CAD") components.

Composition of the borrowings on the Notes and RCF were as follows:

	Maturity Date	September 30, 2025	December 31, 2024
Notes	October 15, 2027	$563	$563
Drawings on the RCF	July 11, 2028	119	191
		682	754
Deferred transaction costs and Notes discount		(34)	(46)
Long-term debt		$648	$708

Non-current portion of long-term debt		648	708
Long-term debt		$648	$708

The Notes have a maturity date of October 15, 2027, and bear interest at 9.0% per annum payable semi-annually in arrears.

The RCF has a maturity date of July 11, 2028 (the "Maturity Date"). The Company's limit under the RCF is $800 million, which may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders.

As part of the RCF, the Company may request issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, country standby letters of credit, or similar credits to finance the day-to-day operations of the Company. As at September 30, 2025, the Company utilized $87 million of this $150 million limit. The Company has an additional $70 million unsecured credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at September 30, 2025, the Company had utilized $29 million of the $70 million available limit.

The weighted average interest rate on the RCF for the nine months ended September 30, 2025 was 5.8% (December 31, 2024 - 7.4%). At September 30, 2025, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $682 million, and nil thereafter.

The Company is required to maintain certain covenants on the RCF and the Notes. As at September 30, 2025, the Company was in compliance with its covenants, as shown below:

		For the nine months ended on September 30
	2025			2024
	Requirement	Performance		Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.1	x	0.3x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.2	x	1.9x
Interest coverage ratio[3] – Minimum	2.5x	6.1	x	4.2x

1 Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by trailing 12-month EBITDA, as defined by the Company’s lenders.

2 Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and Notes less cash and cash equivalents divided by the trailing 12-month EBITDA, as defined by the Company’s lenders.

3Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

F-10 Notes to the Interim Condensed Consolidated Financial Statements

Note 8. Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. Share capital comprises only one class of ordinary shares, carrying one voting right and one right to a dividend.

Changes in share capital were as follows:

Issued and Outstanding

	Nine months ended September 30, 2025		Twelve months ended December 31, 2024

	Number of common shares	Common share capital	Number of common shares	Common share capital

Opening balance	124,143,179	$505	123,956,865	$504

Exercise of stock options	437,600	3	186,314	1

Shares repurchased - NCIB	(2,543,600)	(9)	-	-

Closing balance	122,037,179	$499	124,143,179	$505

Enerflex announced on March 28, 2025, that the Toronto Stock Exchange ("TSX") approved the Company's application to implement a Normal Course Issuer Bid ("NCIB") for a portion of its common shares. Under the NCIB, the Company is authorized to acquire up to a maximum of 6,159,695 common shares or approximately 5% of its public float as at the application date, for cancelation.

The NCIB commenced on April 1, 2025, and will terminate no later than March 31, 2026. Purchases under the NCIB will be made in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition.

Enerflex entered into an automatic share purchase plan ("ASPP") with its designated broker that allows for the purchase of common shares during quarterly predetermined blackout periods and other periods when Enerflex may be in possession of material undisclosed information and would not ordinarily be permitted to purchase common shares. Purchases under the ASPP are determined by the designated broker in its sole discretion based on purchasing parameters set by Enerflex when Enerflex is not in blackout and in accordance with the rules of the Toronto Stock Exchange (“TSX”), applicable securities laws and the terms of the ASPP. Outside of the periods noted above, purchases under the NCIB will be completed at Enerflex's discretion and pursuant to the terms of the ASPP, as may be amended from time to time in accordance with the terms of the ASPP. All common shares purchased under the NCIB will be cancelled. The Company intends to fund the purchases out of its available resources.

During the nine months ended September 30, 2025, the Company repurchased 2,676,200 common shares and cancelled 2,543,600 of those common shares. The difference of 132,600 common shares was held as treasury shares and cancelled subsequent to the period end. The shares were purchased at a volume weighted average price of CAD $10.93 per common share for a total of $22 million. Contributed surplus was reduced by $13 million, which represents the excess of the purchase price of the common shares over their carrying value.

Note 9. Contributed Surplus

Contributed surplus comprised of accumulated stock options less the fair value of the exercised options at the grant date, reclassified to share capital, and repurchase of shares through the NCIB.

Changes in contributed surplus were as follows:

	September 30, 2025	December 31, 2024

Opening balance	$678	$678

Exercise of stock options	(1)	-

Shares repurchased - NCIB	(13)	-

Closing balance	$664	$678

F-11

Note 10. Revenue

Revenue by product line was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Energy Infrastructure ("EI")	$164	$149	$464	$519
After-Market Services ("AMS")	118	123	362	371
Engineered Systems ("ES")	495	329	1,118	963
Total revenue	$777	$601	$1,944	$1,853

Revenue by geographic location, which is based on destination of sale, was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
United States	$312	$268	$835	$825
Canada	97	53	261	178
Oman	157	33	220	190
Argentina	46	51	149	127
Nigeria	24	45	85	109
Australia	27	16	62	49
Mexico	16	19	50	50
Brazil	15	13	44	44
Bahrain	15	11	44	32
Iraq	20	7	37	31
Others	48	85	157	218
Total revenue	$777	$601	$1,944	$1,853

For the nine months ended September 30, 2025, the Company had no individual customer which accounted for more than 10% of its revenue (September 30, 2024 – nil).

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at September 30, 2025:

	Less than one year	One to two years	Greater than two years	Total
EI	$423	$310	$637	$1,370
AMS	85	35	60	180
ES	998	69	4	1,071
Total	$1,506	$414	$701	$2,621

Note 11. Selling, General & Administrative Expenses

SG&A expenses comprised of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Core SG&A1	$53	$64	$159	$184
Share-based compensation	11	5	11	13
Depreciation and amortization	6	13	18	36
Bad debt expense	1	-	1	2
Total SG&A	$71	$82	$189	$235

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

F-12 Notes to the Interim Condensed Consolidated Financial Statements

Note 12. Segmented Information

The Company has identified three reporting segments for external reporting:

•
NAM consists of operations in Canada and the U.S.
•
LATAM consists of operations in core countries of Argentina, Brazil, and Mexico, and also includes operations within the Andean regions of Bolivia, Colombia, and Peru.
•
EH consists of operations in the Middle East, Africa, Europe, and Asia Pacific ("APAC").

Each segment generates revenue from the EI, AMS, and ES product lines.

The accounting policies, determination of reportable operating segments, and allocation of corporate overheads are consistent with those disclosed in Note 3 "Summary of Material Accounting Policies" of the Company's annual consolidated financial statements for the year-ended December 31, 2024.

The following tables provide operating results for the Company’s reportable segments:

	NAM		LATAM		EH		Total
Three months ended September 30,	2025	2024	2025	2024	2025	2024	2025	2024
Segment revenue	$480	$418	$88	$114	$225	$89	$793	$621
Intersegment revenue	(14)	(20)	-	-	(2)	-	(16)	(20)
Revenue	466	398	88	114	223	89	777	601
EI	43	37	68	68	53	44	164	149
AMS	69	68	16	19	33	36	118	123
ES	354	293	4	27	137	9	495	329
Revenue	466	398	88	114	223	89	777	601
EI	22	19	48	48	29	24	99	91
AMS	58	56	11	14	26	31	95	101
ES	286	228	4	22	121	18	411	268
COGS[1]	366	303	63	84	176	73	605	460
EI	21	18	20	20	24	20	65	58
AMS	11	12	5	5	7	5	23	22
ES	68	65	-	5	16	(9)	84	61
Gross Margin	100	95	25	30	47	16	172	141
SG&A1	40	46	14	14	17	22	71	82
FX (gain) loss	(1)	-	-	1	-	1	(1)	2
Operating income (loss)	$61	$49	$11	$15	$30	$(7)	$102	$57

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the three months ended September 30, 2025, the amount of depreciation and amortization in NAM was $17 million (September 30, 2024 – $19 million); LATAM was $10 million (September 30, 2024 – $14 million); and EH was $13 million (September 30, 2024 – $15 million).

	NAM		LATAM		EH		Total
Nine months ended September 30,	2025	2024	2025	2024	2025	2024	2025	2024
Segment revenue	$1,283	$1,242	$279	$298	$407	$372	$1,969	$1,912
Intersegment revenue	(22)	(56)	-	-	(3)	(3)	(25)	(59)
Revenue	1,261	1,186	279	298	404	369	1,944	1,853
EI	117	110	211	188	136	221	464	519
AMS	193	206	51	49	118	116	362	371
ES	951	870	17	61	150	32	1,118	963
Revenue	1,261	1,186	279	298	404	369	1,944	1,853
EI	61	57	144	137	84	170	289	364
AMS	162	170	36	35	91	93	289	298
ES	781	696	15	50	131	81	927	827
COGS[1]	1,004	923	195	222	306	344	1,505	1,489
EI	56	53	67	51	52	51	175	155
AMS	31	36	15	14	27	23	73	73
ES	170	174	2	11	19	(49)	191	136
Gross Margin	257	263	84	76	98	25	439	364
SG&A1	107	131	33	43	49	61	189	235
FX (gain) loss	1	-	(1)	5	1	1	1	6
Operating income (loss)	$149	$132	$52	$28	$48	$(37)	$249	$123

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the nine months ended September 30, 2025, the amount of depreciation and amortization in NAM was $48 million (September 30, 2024 –$55 million); LATAM was $31 million (September 30, 2024 – $41 million); and EH was $42 million (September 30, 2024 – $44 million).

F-13

Note 13. Finance Costs and Income

Net finance costs comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest on debt	$16	$21	$48	$66
Accretion of Notes discount	2	2	6	6
Lease interest expense	1	1	3	3
Other interest expense	2	-	7	1
Total finance costs	$21	$24	$64	$76

Finance Income
Interest income	1	1	3	4
Net finance costs	$20	$23	$61	$72

Note 14. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, certain portion of other assets, derivative instruments, accounts payable, and borrowings under the long-term debt.

Designation and Fair Value of Financial Instruments

The Company's financial instruments at September 30, 2025 were designated and valued in the same manner as they were at December 31, 2024. Accordingly, with the exception of borrowings under the long-term debt, the estimated fair values of the Company's financial instruments approximated their carrying values at September 30, 2025.

The carrying value and estimated fair value of borrowings under the long-term debt as at September 30, 2025, was $648 million and $746 million, respectively (December 31, 2024 - $708 million and $804 million, respectively). The fair value of the Notes at September 30, 2025, was determined on a discounted cash flow basis with a weighted average discount rate of 5.3% (December 31, 2024 – 6.3%), while the fair value of the RCF approximates the amount outstanding under the RCF.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies at September 30, 2025:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$44	October 2025 - March 2027
Sales contracts	USD	$(77)	October 2025 - January 2027

At September 30, 2025, the fair value of derivative financial instruments classified as financial assets was approximately $1 million, and as financial liabilities was approximately $1 million (December 31, 2024 - less than $1 million and less than $1 million).

Foreign Currency Exposure

The functional currency of the parent Company is CAD while the functional currency of the majority of the Company's subsidiaries is USD. The parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in the USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings as a hedging instrument. As a result, foreign exchange gains and losses on translation of $545 million in designated USD borrowings are included in accumulated other comprehensive income (loss) for September 30, 2025. The cumulative currency translation adjustments will be recognized in net earnings when there has been a reduction in the net investment in the foreign operations. If the CAD were to weaken by 5%, the Company could experience additional foreign exchange losses on its USD borrowings of approximately $27 million, which would be recorded in the consolidated statement of earnings and comprehensive income.

F-14 Notes to the Interim Condensed Consolidated Financial Statements

Note 15. Supplemental Cash Flow Information

Changes in working capital and other during the period:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Accounts receivable[1]	$(40)	$(60)	$(57)	$(52)
Unbilled revenue	15	44	(2)	(23)
EI assets - finance leases receivable	(27)	10	(11)	36
Inventories	(23)	7	(69)	2
Inventories - WIP related to EI assets - finance leases receivable	89	(17)	33	(20)
Income taxes receivable	(3)	1	(5)	(1)
Prepayments	(11)	(4)	3	3
Net assets held for sale	-	-	-	2
Accounts payable and accrued liabilities and provisions[2]	5	35	58	55
Income taxes payable	(3)	11	(28)	25
Deferred revenue	(44)	9	(24)	50
Other current liabilities	-	-	-	(6)
Foreign currency and other	1	(1)	2	(4)
Net change in working capital and other	$(41)	$35	$(100)	$67

1 Change in accounts receivable represents only the portions relating to operating activities.

2 Change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest paid – short- and long-term borrowings	$3	$7	$36	$52
Interest paid – lease liabilities	1	1	3	3
Total interest paid	$4	$8	$39	$55
Interest received	1	1	3	3

Income taxes paid	22	9	85	30

Note 16. Guarantees, Commitments, and Contingencies

Guarantees

At September 30, 2025, the Company had outstanding letters of credit of $116 million (December 31, 2024 – $116 million). Of the total outstanding letters of credit, $87 million (December 31, 2024 – $87 million) are funded from the RCF and $29 million (December 31, 2024 – $29 million) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next three years as follows:

2025	$217
2026	302
2027	32

Legal Proceedings

In the normal course of business, the Company or certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with

F-15

applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. Although Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of these outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available in these proceedings or otherwise.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract, citing contractual rights relating to the continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its obligations. Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex’s termination of the project contract. As at September 30, 2025, the carrying value of the remaining assets associated with the project on the Company’s consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against and seeking material monetary damages from Enerflex and in Q3 2025 the Company filed its Statement of Defense and Counterclaim against the customer. Enerflex disputes the customer’s claims. Enerflex asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the preliminary stage of the proceedings and the inherent uncertainty of arbitration, the final resolution of the arbitration is unknown and there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations or cash flows. Enerflex intends to continue vigorously defending itself against the customer’s claims while pursuing its own counterclaims.

Note 17. Subsequent Events

Subsequent to September 30, 2025, Enerflex declared a quarterly dividend of CAD $0.0425 per common share, payable on December 1, 2025 to shareholders of record on November 17, 2025. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

F-16 Notes to the Interim Condensed Consolidated Financial Statements

Board of Directors

Kevin Reinhart
Board Chair
Alberta, CA

Fernando Assing [1]
Texas, USA

Joanne Cox [1,3]
Human Resources and Compensation Committee Chair
Alberta, CA

Benjamin Cherniavsky [2]
British Columbia, CA

James Gouin [2]
Ontario, CA

Mona Hale [2]
Audit Committee Chair
Alberta, CA

Paul Mahoney
President and Chief Executive Officer
Texas, USA

Thomas B. Tyree, Jr. [1,3]
Nominating and Corporate Governance Committee Chair
Colorado, USA

Juan Carlos Villegas [1,3]
Region Metropolitana, Chile

Executive Management

Paul Mahoney
President and Chief Executive Officer
Texas, USA

Preet S. Dhindsa
SVP and Chief Financial Officer
Alberta, CA

David Izett
SVP and General Counsel
Alberta, CA

Robert Mitchell
SVP and Chief Administrative Officer
Texas, USA

Mauricio Meineri
President, Latin America
Texas, USA

Phil Pyle
President, Eastern Hemisphere
Abu Dhabi, UAE

Greg Stewart
President, USA Region
Texas, USA

Helmuth Witulski
President, Canada
Alberta, CA

---

1 Member of Human Resources and Compensation Committee
2 Member of Audit Committee
3 Member of Nominating and Corporate Governance Committee

Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
Trading Symbol: **EFX**

New York Stock Exchange
Trading Symbol: **EFXT**

Transfer Agent, Registrar, and Dividend-Disbursing Agent

TSX Trust Company
PO Box 700
Station B
Montreal, QC, CA H3A 2A6

North America: 1-800-387-0825
Outside North America: 1-416-682-3860
E-Mail: shareholderinquiries@tmx.com
Website: https://tsxtrust.com

Auditors

Ernst & Young LLP Chartered Professional Accountants
Alberta, CA

Investor Relations

Telephone: 1-403-387-6377
E-Mail: ir@enerflex.com
Website: enerflex.com

Enerflex

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | **enerflex.com**